FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 7, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES ENTRY TO FINANCIAL SERVICES  MARKET

NETANYA, Israel, July 7, 2010 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today its entry to the financial services market including through an innovative "mobile wallet". The first step includes a cooperation agreement with Citibank group, or Citi, that will enable a service of money remittance from Israel abroad by customers of all cellular operators in Israel, through Citi's platform and worldwide distribution channels. Additional added value services will be provided to the Company's mobile wallet customers through a cooperation of the Company with Isracard group, a leading Israeli credit card company. Mr. Amos Shapira, the Company's CEO, commented on the new remittance service: "The mobile phone is the world's most common computerized retail point of sale. It is this added value that Citi and the Company intend to bring to the financial services market."  Mr. Shapira further noted that the Company's entry to the financial services market is consistent with the Company's business strategy to create growth opportunities and provide added value to its customers while leveraging the mobility advantage and the Company's core business and competencies through new synergies. "Leveraging Citi's international banking and financial capabilities, expertise and infrastructure and the mobility advantage provided by the Company, together with its familiarity with the Israeli consumer and close relationship with its customers, the remittance services are expected to have a non significant effect on the Company's expenses" added Mr. Shapira.

The mobile wallet is expected to be launched by the end of 2010.

The Company also intends to launch an internet based payment service and is reviewing the launch of additional financial services, such as bill payments and product purchasing through the mobile phone.

Forward Looking Statement
The information contained in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968).  Said forward-looking statements, relating to the launch of financial services and the impact of the money remittance services on the Company's expenses, are subject to uncertainties and assumptions regarding market conditions, Citi's performance and the regulatory environment.  Any change in such factors, could lead to materially different outcome than that set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.313 million subscribers (as at March 31, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	July 7, 2010	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel